KAYAK Software Corporation

55 North Water Street, Suite 1

Norwalk, CT 06854

July 17, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Mark P. Shuman and Katherine Wray

RE:	KAYAK Software Corporation
Registration Statement on Form S-1
SEC File No. 333-170640

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, KAYAK Software Corporation, a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 19, 2012 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by David Mason, Assistant General Counsel, Michael Conza of Bingham McCutchen LLP, or myself.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Michael A. Conza at (617) 951-8459 of Bingham McCutchen LLP, counsel to the Company.

Please contact Michael A. Conza as soon as the Registration Statement has been declared effective.

Sincerely,

KAYAK SOFTWARE CORPORATION

/s/ Karen Klein
Name: Karen Klein Title: General Counsel and Corporate Secretary

cc:	Daniel Stephen Hafner, KAYAK Software Corporation
Michael A. Conza, Bingham McCutchen LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP